MEDBOX, INC.

600 Wilshire Blvd. Ste. 1500

Los Angeles, CA 90069

May 11, 2015

VIA EDGAR

Craig Slivka

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Medbox, Inc.

Registration Statement on Form S-1

Filed April 9, 2015

File No. 333-203299

Dear Mr. Slivka:

Medbox, Inc., a Nevada corporation (the “Company”), is hereby providing responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 4, 2015 (the “Comment Letter”) concerning the Company’s Registration Statement on Form S-1 originally filed with the Commission on April 9, 2015 (the “Registration Statement”). In addition, we are filing herewith Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”) to reflect amendments to the Registration Statement that address the Staff’s comments contained in the Comment Letter. For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

General

STAFF COMMENT:

1. We note that your registration statement includes the resale of shares of common stock underlying the July 2014 Warrants, the September 2014 Warrants and the Director Warrants, totaling approximately 5,079,873 shares of common stock. We also note that the exercise price for these warrants is determined in part by a market price formula. A private placement of shares must be completed prior to filing the registration statement. An investor receiving an exercisable security, such as a warrant, has further investment decision to make after the filing of the registration statement and, therefore, the investor is not irrevocably committed to acquire all of the shares. Please remove the shares of common stock underlying the warrants from the registration statement or advise. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.17 available on our website.

COMPANY RESPONSE:

Pursuant to our advice to you regarding the nature of the warrants and the common stock underlying the warrants that are being registered, that the private placement has already been completed, and that the investor has already purchased or is irrevocably committed to purchase each of the July 2014 Modified Debentures and July 2014 Warrants, the September 2014 Modified Debentures and September 2014 Warrants, and the Director Notes and Director Warrants, we have included the shares of common stock underlying the warrants in the registration statement.

Plan of Distribution, page 24

STAFF COMMENT:

2. Please revise to consistently identify the selling stockholders as underwriters throughout your filing, as applicable, and note that such disclosure should be included in any post-effective amendment or prospectus supplement. It is not sufficient to note that the selling stockholders “may be underwriters. . . .” Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.22 available on our website.

COMPANY RESPONSE:

Pursuant to our advice to you that the private placement has already been completed, and that the investor has already purchased or is irrevocably committed to purchase promptly upon the Registration Statement being declared effective, each of the July 2014 Modified Debentures and July 2014 Warrants, the September 2014 Modified Debentures and September 2014 Warrants, and the Director Notes and Director Warrants, we have not identified the selling stockholders as underwriters.

Description of Securities to be Registered, page 26

STAFF COMMENT:

3. We note that the summary of the material terms of the company’s capital stock is qualified by reference to the “applicable provisions of Nevada law.” You may not qualify disclosure by reference to information outside the registration statement. Please revise.

COMPANY RESPONSE:

The Company notes the Staff’s comment and has revised the Description of the Securities to be Registered on Page 25 of the Registration Statement to remove the reference to the “applicable provisions of Nevada law.”

Certain Relationships and Related Transactions, and Director Independence, page 71

STAFF COMMENT:

4. We note your disclosure in note 16 to your financial statements on page F-25 that certain “related parties contributed $810,000 and $561,000 in 2013 and 2012, respectively, to provide funding for growth for the company” and that “during the first quarter of 2014, the company completed a contract with a related party and shareholder in the amount of $400,000. . . .” Please identify the related parties by name and ensure consistency with respect to your disclosure here on page 71 and with your disclosure in note 16 to your financial statements. Refer to Item 404 of Regulation S-K.

COMPANY RESPONSE:

The Company notes the Staff’s comment and has supplemented its disclosure under Certain Relationships and Related Transactions on page 71 to include the disclosure in note 16 to the Company’s financial statements on page F-25 and has identified the related parties by name in the disclosure and ensured consistency with disclosure in note 16 to the Company’s financial statements.

***

On behalf of the Company and each participant, having been authorized to make such acknowledgements on their behalf, the Company and each participant acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at (800) 762-1452.

Sincerely, /s/ C. Douglas Mitchell C. Douglas Mitchell